Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES COMPLETES Q3 WITH YEAR-TO-DATE GOLD PRODUCTION
UP 68% OVER 2013 LEVELS; INCREASES 2014 PRODUCTION GUIDANCE

MONTREAL, Quebec, Canada, October 9, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces third quarter 2014 (“Q3 2014”) gold production of 23,187 ounces, a 58% year over year increase. This brings gold production for the first nine months of 2014 to 71,354 ounces, 68% above the prior year level. Accordingly, underpinned by the strong performance of Island Gold, Richmont is pleased to increase 2014 gold production guidance to 85,000 - 90,000 ounces of gold, up from 75,000 to 85,000 ounces. The Corporation’s cash and short term deposits increased to approximately $38 million at September 30, 2014, up from $36 million at June 30, 2014.

Highlights:

  Q3 2014 gold production of 23,187 ounces and gold sales of 24,635 ounces, increases of 58% and 60%, respectively, from prior year levels;

  Nine month 2014 gold production of 71,354 ounces and gold sales of 72,837 ounces, up 68% and 71%, respectively, over the comparable nine month period in 2013;

  2014 annual gold production guidance has been increased to 85,000 - 90,000 ounces, up from 75,000 – 85,000 ounces previously;

  Cash and short term deposits balance of approximately $38 million at September 30, 2014, compared to $36 million at June 30, 2014, and $13.5 million at March 31, 2014.

Elaine Ellingham, Interim President and CEO of Richmont Mines, commented: “Our operations performed very well during the third quarter of 2014, with gold production and sales exceeding our plans. With 86% of the upper end of our 2014 annual production guidance realized in the first nine months of the year, we are increasing our guidance for our 2014 production profile to 85,000 to 90,000 ounces. As previously reported, mine development at Island Gold has increased in the second half of the year, so we are pleased that our operations team have been able to exceed our expected production levels.”

“Our third quarter operational results have enabled us to keep our cash position strong, as we develop our 1 million ounce high-grade inferred resource below Island Gold. To this end, we recently awarded a contract that will accelerate the ramp extension at depth and the build-out of additional underground infrastructure. We expect to extract ounces from the lower zone at Island Gold before year end.”

RICHMONT MINES COMPLETES Q3 WITH YEAR TO DATE GOLD PRODUCTION UP 68% OVER 2013 LEVELS; INCREASES 2014 PRODUCTION GUIDANCE
October 9, 2014

	Three months ended			Nine months ended
	Sept. 30	Sept. 30%		Sept. 30	Sept. 30%
	2014	2013	Increase	2014	2013	Increase
Gold ounces produced
Island Gold Mine	10,907	7,058	+55%	32,990	23,104	+43%
Beaufor Mine	5,757	7,594	-24%	18,326	19,445	-6%
Monique Mine	6,523	-	-	15,138	-	-
W Zone	-	-	-	4,900	-	-

Total gold ounces produced	23,187	14,652	+58%	71,354	42,549	+68%

Total gold ounces sold	24,635	15,438	+60%	72,837	42,525	+71%

Avg. realized gold price (US$/oz)	1,273	1,316		1,285	1,430
Avg. realized gold price (CAN$/oz)	1,386	1,367		1,406	1,464

The Island Gold Mine produced 10,907 ounces in the third quarter, 55% above the same period in the prior year. The solid results reflect the scheduled mining from higher-grade areas of the mine, including Extension #2 and development ore from the higher-grade resource extension at depth and in Goudreau to the east. Third quarter tonnage was 7% below that of the second quarter due to the previously announced scheduled installation of a new cone crusher at the on-site mill at the end of the second quarter. A temporary primary crusher and conveyor have been successfully installed at the mill to carry out crushing while required repairs are being completed on the permanent jaw crusher. The Corporation does anticipate that during the period while repairs are being completed in the fourth quarter, cash operating cost per ounce will be 5-10% higher. With over 80% of anticipated 2014 production of approximately 40,000 ounces now realised, Island Gold production levels in the last three months of 2014 will not be as robust as recent levels due to a planned increase in development. The ramp attained a vertical depth of 635 m at the end of the third quarter, with the next phase of ramp development to be transferred to the recently hired contractor.

The Beaufor Mine produced 5,757 ounces of gold in the third quarter, 24% lower than the same quarter last year. The mined grade at Beaufor Mine varies from quarter to quarter, reflecting the scheduled proportion of room-and-pillar mining which typically results in higher grade material, versus long-hole stoping which typically results in somewhat lower grade material. Development and mining have continued in the M Zone in the lower portion of the mine, where recent definition drilling and completed development have reaffirmed our expectations for the zone. It is anticipated that production from this zone will continue through mid-2015. Richmont will begin development of the 350 Zone, located closer to surface, in the fourth quarter of 2014 in preparation for production in 2015.

Third quarter production levels from the Monique open pit mine benefited from greater tonnage being processed, reflecting the completion of operations at the W Zone and the resulting additional capacity at the Camflo Mill. Production similarly benefited from an improved grade in the quarter attributable to the Corporation’s strategy to separate higher grade material for milling in 2014, from lower grade material that is being stockpiled for processing in 2015. The Monique ore stockpile was over 102,000 tonnes at 1.41 g/t Au at the end of the third quarter.

RICHMONT MINES COMPLETES Q3 WITH YEAR TO DATE GOLD PRODUCTION UP 68% OVER 2013 LEVELS; INCREASES 2014 PRODUCTION GUIDANCE
October 9, 2014

The continued solid operational performance in the third quarter fully funded the Corporation’s capital investments in the development of the Island Gold extension during the quarter. Despite these investments, the cash and short term deposits at September 30, 2014 increased to approximately $38 million, up from $36 million at the end of the previous quarter.

Richmont Mines will release full financial results for the third quarter and first nine months of 2014 before markets open on Thursday, November 6, 2014, with a conference call later that day. Details of the conference call will be released shortly.

About Richmont Mines Inc.
Richmont Mines has produced over 1.4 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine and Monique Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

National Instrument 43-101 (“NI 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

For more information, please contact:

Jennifer Aitken, Investor Relations Manager	Elaine Ellingham, Interim President and CEO
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101	Phone: 514 397-1410 ext. 105
E-mail: jaitken@richmont-mines.com	E-mail: eellingham@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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